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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **December 2010**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: December 23, 2010

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

RSM Adopts Shareholders Rights Plan

<u>*FOR IMMEDIATE RELEASE*</u>

***Heathsville, Virginia, December 23, 2010* – Royal Standard Minerals Inc. (OTCBB: RYSMF) or the "Company")** announced today the adoption by its Board of Directors of a Shareholder Rights Plan (the "Plan"), similar to those adopted by many other Canadian corporations. The Board is of the view that Company's property portfolio and future prospects are not adequately reflected in the trading price of the Company's common shares. The Plan is being adopted to address the Board's concerns that current legislation does not provide sufficient time for the Board and shareholders of the Company to properly evaluate an unsolicited bid or pursue alternatives with a view to maximizing shareholder value. The Plan seeks to ensure that all shareholders of the Company have an equal opportunity to participate in the benefits of a takeover bid.

The Plan does not attempt to discourage bids. It allows a potential bidder to make a "permitted bid" directly to the shareholders of the Company without the prior approval of the Board. Such permitted bid must be made to all shareholders and must remain open for a minimum period of 60 days after the date of the bid and for a further period of 10 business days after the offer or publicly announces that the shares deposited constitute more than 50% of the outstanding common shares held by independent shareholders. The Plan also allows for a "competing permitted bid" to be made while the permitted bid is in existence.

To implement the Plan, the Board of Directors of the Company has authorized the issue of one Right in respect of each outstanding common share of the Company, to holders of record at 4:00 p.m. (Toronto time) on December 22, 2010. For administrative convenience, the Rights will trade with the common shares and be represented by the certificates representing common shares.

The Plan is effective immediately and expires 10 years after the date of adoption unless earlier terminated or extended..

Neither the Board nor management of the Company is aware of any pending or threatened take-over bid for the Company.

RSM is a natural resource exploration and development company, www.royalstandardminerals.com, the Company owns and controls several precious metal properties in the State of Nevada.

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.